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                 October 3, 2022

       Tyler Page
       Chief Executive Officer
       Cipher Mining Inc.
       1 Vanderbilt Avenue, Floor 54, Suite C
       New York, NY 10017

                                                        Re: Cipher Mining Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 21,
2022
                                                            File 333-267537

       Dear Tyler Page:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Edwin Kim, Attorney-Adviser, at (202) 551-3297 or Larry Spirgel, Office
       Chief, at (202) 551-3815 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              J. David Stewart, Esq.